UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 12, 2005

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 12, 2005

Print the name and title of the signing officer under his signature.

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Northern Dynasty Minerals Ltd.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.northerndynasty.com

NORTHERN DYNASTY WELCOMES NEW DIRECTOR TO BOARD

August 12, 2005, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSXV: NDM; AMEX:NAK) announces the appointment of Morris J.V. Beattie, Ph.D., P.Eng, to the Company's Board of Directors.

Dr. Beattie holds a PhD in Mining and Mineral Process Engineering from the University of British Columbia. He is a Professional Engineer in the Province of British Columbia and is also a member of the Canadian Institute of Mining and Metallurgy and a Fellow of the Institution of Mining and Metallurgy in the United Kingdom.

With over 30 years in the mining industry, Dr. Beattie's experience has encompassed work in base and precious metals and industrial minerals deposits. He spent the early phase of his career in extractive metallurgy at Bacon, Donaldson & Associates Ltd., directing over 2,000 test programs. In addition to directing the metallurgical and process development of numerous projects, more recently Dr. Beattie's scope of activities has included due diligence studies, audits and economic evaluations of mining projects as well as contributions to project feasibility studies. He has held senior management roles with several technology and exploration companies and served as a director of various exploration and development stage mining companies. Currently, he is also a Director of Galahad Gold plc and is the President of that company's subsidiary, Skaergaard Minerals Corp.

Dr. Beattie's comprehensive background in mining company development and mineral processing will be an asset to the Company as it advances its world-class Pebble gold-copper-molybdenum project, located in southwestern Alaska, USA.

Northern Dynasty Minerals Ltd. is currently conducting comprehensive engineering, socio-economic and environmental studies designed to advance the Pebble gold-copper project through a feasibility study scheduled to be completed by December 2005, and to meet the requirements of a full permitting process for a port, access road and open pit mine; all slated to begin in 2006.

For further details on Northern Dynasty, please contact:

Ronald W. Thiessen President & CEO Northern Dynasty Minerals Ltd.	Tel: (604) 684-6365 North America 1-800-667-2114 www.northerndynastyminerals.com
Bruce W. Jenkins Chief Operating Officer Northern Dynasty Mines Inc. (Alaska)	Tel: (709) 339-2600 www.ndmpebblemine.com
Melanee G. Henderson Investor Relations	Tel: (604) 684-6365 North America 1-800-667-2114 www.northerndynastyminerals.com

Forward Oriented Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although Northern Dynasty believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to fail to complete them as a result of general market conditions, adverse developments unique to such investors or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Northern Dynasty, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.